Exhibit 1

For immediate release

BioLineRx Announces Receipt of Notice of Allowance from
USPTO for Patent Covering BCM (BL-1040), a Novel
Medical Device for Prevention of Cardiac Remodeling
Following Acute Myocardial Infarction

Jerusalem, Israel - February 29, 2012 - BioLineRx (NASDAQ:BLRX; TASE:BLRX), a biopharmaceutical development company, announced today that a Notice of Allowance has been issued by the United States Patent and Trademark Office (USPTO) for a patent application claiming the composition of BL-1040, a novel medical device for prevention of cardiac remodeling following an acute myocardial infarction. This patent, when issued, will be valid until August 2026.  Additional patents claiming the BL-1040 composition and its use for the treatment of ventricular remodeling and congestive heart failure due to acute myocardial infarction are granted or pending in Europe, Japan, Canada, Korea, Mexico, Israel, India, China and Australia.

In June 2009, BioLineRx out-licensed BL-1040 to Ikaria Inc. for continuation of development and commercialization of Bioabsorbable Cardiac Matrix, or BCM (previously named IK-5001). In December 2011, Ikaria commenced the PRESERVATION I clinical trial, a CE Mark registration trial for BCM (BL-1040).

"We are very pleased at receiving this notice of allowance from the USPTO for the patent application covering BL-1040/BCM's composition," stated Dr. Kinneret Savitsky, BioLineRx's CEO. "Currently approximately 1.5 million cases of myocardial infarction occur annually in the U.S. alone, many of which result in irreversible pathological cardiac remodeling. BL-1040 has demonstrated efficacy at preventing cardiac remodeling following an acute myocardial infarction in pre-clinical studies, giving new hope to patients around the world. In addition, we are pleased with the intensive efforts being made by Ikaria, our partner in this project, who is carrying out the CE Mark Registration Trial."

About BL-1040 (BCM)

BL-1040 is a medical device, intended to be injected to patients following acute myocardial infarction, for prevention of ventricular remodeling and subsequent congestive heart failure. Ventricular remodeling is the structural alteration of the damaged heart muscle that occurs following an acute heart attack.  Once this damage occurs, the weakened heart muscle forces the rest of the heart to compensate.  Under this extra workload, the heart muscle dilates, the walls of the heart thin, and the heart further remodels, thereby causing another cycle of dilation and overcompensation. The extra workload to the heart causes further structural damage and can lead to congestive heart failure.  BL-1040 is a liquid polymer which is delivered in a bolus injection via the coronary artery during catheterization and flows into the damaged heart muscle, creating a scaffold within injured cardiac muscle, designed to enhance cardiac mechanical strength during the healing period and prevent pathological ventricular dilation. BL-1040 degrades within several weeks of injection and is excreted through the kidneys. Pre-clinical studies in various animal models have demonstrated BL-1040’s safety and efficacy in preventing cardiac wall thinning and preserving cardiac function.

Ikaria Inc. acquired the exclusive worldwide license to develop and commercialize BCM from BioLineRx in 2009.  In January 2012, BioLineRx and Ikaria announced the commencement of the PRESERVATION I clinical trial, a CE Mark registration trial of BCM (BL-1040) led by Ikaria

About BioLineRx
BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. It is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia has commenced a Phase II/III study; BL-1040, for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Ikaria Inc.,  is currently undergoing a pivotal CE-Mark registration trial ; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has 13 products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx’s business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government’s Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

Various statements in this release concerning BioLineRx’s future expectations, plans and prospects, including, without limitation, statements relating to the ability to develop and commercialize the BL-1040 project, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s Form 20-F filed with the Securities and Exchange Commission on July 15, 2011. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1250
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipih@netvision.net.il